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KINROSS
  Gold Corporation
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           KINROSS AND ECHO BAY ANNOUNCE EXPIRY OF ECHO BAY'S WARRANTS


TORONTO, ONTARIO, OCTOBER 21, 2003... KINROSS GOLD CORPORATION (TSX - K; NYSE -
KGC) ("KINROSS") AND ECHO BAY MINES LTD. (TSX AND AMEX - ECO.WT) ("ECHO BAY") wish to confirm that Echo Bay's common share purchase warrants (the "Warrants") issued on May 17, 2002, will expire on November 14, 2003 in accordance with their terms. On January 31, 2003, Echo Bay became a wholly owned subsidiary of Kinross. Each Warrant is exercisable for 0.1733 of a common share of Kinross at an exercise price of US$0.90 for each Warrant so exercised. The Warrants may be exercised at any time on or before 5:00 p.m. (Toronto time) on November 14, 2003. To exercise the Warrants, certificates should be submitted to Computershare Trust Company of Canada ("Computershare") along with payment for the full exercise price made payable to Echo Bay Mines Ltd. For further information regarding the Warrant exercise procedure refer to the Warrant Indenture or contact Computershare at 1-800-564-6253.












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For further information from Kinross, e-mail info@kinross.com or contact:

ROBERT M. BUCHAN            GORDON A. MCCREARY       CARL B. HANSEN
President and               Vice President           Director Investor Relations
Chief Executive Officer     Corporate Affairs
Tel. (416) 365-5650         Tel. (416) 365-5132      Tel: (416) 365-5673



     52nd Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3Y2
                   Telephone (416) 365-5123 Fax (416) 363-6622